Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The NoBaked Company
1200 Villa Pl #113
Nashville, TN 37212
https://nobakedcookiedough.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The NoBaked Company
Address: 1200 Villa Pl #113, Nashville, TN 37212
State of Incorporation: DE
Date Incorporated: December 21, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based Perks</u>

$500 | Tier 1

Receive a free sample pack + 15% discount for life.

$1,000 | Tier 2

Receive a free sample pack + 20% discount for life.

$2,500| Tier 3

Free quarterly cookie dough subscription for a year + 20% life-time discount + 5% bonus shares.

$5,000 | Tier 4

Free monthly supply of cookie dough for a year + 20% life-time discount + 10% bonus shares.

$10,000 | Tier 5

Free monthly supply of cookie dough for a year + 20% life-time discount + 15% bonus shares.

$25,000 | Tier 6

Free monthly supply of cookie dough for a year + 20% life-time discount + 20% bonus shares + Trip to Nashville to see the production facility and dinner with the founders.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

The NoBaked Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

NoBaked Cookie Dough specializes in gourmet cookie dough that can be eaten raw and baked. Starting in Nashville, TN in early 2017, NoBaked has grown into a booming e-commerce operation - shipping cookie dough across the United States. With a big vision ahead, the founders, Megan and Jimmy, are more focused than ever on making NoBaked accessible to every American. NoBaked launched on Amazon.com and Walmart.com in late 2020 and plans to launch into grocery stores in 2021.

Currently, NoBaked produces its dough for e-commerce in-house. This has given NoBaked the ability to scale up quickly to keep on pace with order volume while maintaining the product's integrity.

The NoBaked Company is the holding company that owns three subsidiaries. NoBaked LLC handles our 3 corporate scoop shop operations, NB IP Holding LLC holds our intellectual property, Eat The Dough LLC handles our online store operations, and NoBaked Franchising LLC handles our 3 franchised scoop shop operations.

Competitors and Industry

We operate inside the refrigerated dough segment of the cookie category inside of the Consumer Packaged Food space. Our segment represents a $571.8 million market growing at 9% compared to 2019.

Our main competition inside the niche space in this market is Sweet Loren's, The Cookie Dough Cafe, and Dough. The two major players who represent the largest market share are Nestle and General Mills. Based on internal research, we expect this market to grow to $800 million over the next 5 years with the largest area of growth in RTE and higher price point, specialty products.

Current Stage and Roadmap

CURRENT STAGE

NoBaked Cookie Dough currently commands a strong online presence and the majority of sales are done via e-commerce. The company also operates several scoop shops which have aided in raising brand awareness.

FUTURE ROADMAP

Along with growing its online retail presence, NoBaked is on the path to launching into grocery stores in 2021. NoBaked Cookie Dough just launched on Amazon.com and Walmart.com and is in the processing of contacting other online retailers to be sold on. Besides direct to consumer sales, NoBaked just got the required permits to wholesale to other retailers. Just in January 2021 alone, NoBaked has successfully obtained 35 retailers carrying jars of their cookie dough. The goal is to continue launching into small retailers while working on increasing manufacturing capacity simultaneously with digital marketing spend. Once production capacity has reached the amount that allows for larger retailers to order, NoBaked will begin contacting national chain grocery stores to be stocked on their shelves. Besides the current offering, NoBaked plans to launch a dry-mix that will be shelf-stable and allow for the brand to be in two different sections at major retailers.

The Team

Officers and Directors

Name: Ruth Megan Feeman

Ruth Megan Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: March 31, 2017 - Present
  Responsibilities: Managing the product, brand, and vision. Salary is $50,000.

Name: James M Feeman

James M Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: July 31, 2017 - Present
  Responsibilities: Managing company operations. Salary is $50,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ruth Megan Feeman	4,500,000	Common Stock	50.0
James M Feeman	4,500,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Over the course of 2019, we focused on expanding our retail presence which led to higher gross margins, and due to low sales volume per unit, there were operating losses and higher amount fixed expenses than variable costs.

During 2020 our company pivoted to a strategy that focused on converting our restaurant brand into a CPG brand. This resulted in lower gross margins significantly but allowed us to increase our sales volume by almost 75% year over year in spite of COVID decreasing our scoop shop revenue by over 50%. It also allowed us to access a wider customer base throughout the entire United States and acquire many new customers. Our company now operates with the majority of expenses as variable as opposed to fixed. We have increased our liquidity and decreased future risks associated with fixed expenses and will continue to focus on doing so while we scale.

Historical results and cash flows:

Our company has been pivoting our operational model since September 2019 to focus on consumer packaged goods instead of scoop shops. We do not believe 2019 to be representative at all of what investors can expect moving forward. During 2020 about 66% of our business was done online direct to consumers and 34% through our scoop shops. 2020 represents the middle of our pviot and we expect gross margins to continue to decrease, fixed costs to decrease as a percentage of sales, and variable expenses to increase with sales. We will be entering grocery stores throughout 2021 and our margins there will be lower than either of our past operational strategies while volumes much higher. We predict a 33% 33% 33% split between our three business units in 2021 and for grocery store sales to eclipse sales online and in our scoop shops during 2022. We expect fixed expenses to fall below 10% of sales over the next 2 years which is much different than 2019 where they made up over 80% of expenses. We expect these changes will allow our company to become profitable while still growing rapidly by 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have $110,000 in available cash from operations and Paycheck Protection Program Forgivable Loans.

We have available short term credit of $25,000 from credit cards.

We currently do not have a revolving credit line.

We have access to short term 30 day terms from all of our suppliers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

They are critical funds to support our growth into grocery stores and national distribution. Without these funds we will have a difficult time managing our cash situation if we recieve a large PO from a major grocery store and cannot find access to credit.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign will make up 90% of our liquid cash if successful but is not critical to the viability of our business moving forward. It is however critical to achieving exponential growth by providing a cushion of liquidity for large POs with unfavorable credit terms such as net 90. It also provides cash for customer acquistion online and in other sales channels critical to mantaining a sales growth rate of over 100% per year.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate indefinitely we current breakeven and our fixed operating expenses are the following: admin salaries of approximately $11,000 a month, fixed rents of $11,000 a month including our 3 corporate retail locations and in house production facility, software subscriptions and other admin expenses of $1000 a month, insurance of approximately $200 a month, and total payroll associated with retail stores of $10,500. Total fixed operating costs of $33,700 a month and a current gross profit margin of 66% we need to continue achieving our current sales pace or higher to remain operating.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate indefinitely and grow quickly we current breakeven and our fixed operating expenses are the following: admin salaries of approximately $11,000 a month, fixed rents of $11,000 a month including our 3 corporate retail locations and in house production facility, software subscriptions and other admin expenses of $1000 a month, insurance of approximately $200 a month, and total payroll associated with retail stores of $10,500. Total fixed operating costs of $33,700 a month and a current gross profit margin of 66% we need to continue achieving our current sales pace or higher to remain operating.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be applying for credit line with our current banking relationship equal to amount we successfully raise or more if possible to help support inventory growth and future sales growth.

Indebtedness

- **Creditor:** First Home Bank
  Amount Owed: $290,383.00
  Interest Rate: 6.0%
  Maturity Date: May 31, 2029

- **Creditor:** Shopify Capital
  Amount Owed: $64,177.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2021
  The note is payable daily based on 15% of daily sales.

- **Creditor:** PPP SBA
  Amount Owed: $97,852.00
  Interest Rate: 1.0%
  Maturity Date: May 31, 2022
  These loans will all be forgiven.

- **Creditor:** Megan Feeman
  Amount Owed: $40,300.00
  Interest Rate: 0.0%

Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

Related Party Transactions

- **Name of Entity:** Megan Feeman
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.
  Material Terms:

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

<u>Valuation Disclaimer</u>

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>Valuation Basis</u>

NoBaked Cookie Dough's valuation is based on three times its forward 12 month sales without raising capital. Using a sales multiple is a common valuation metric in the CPG space especially when it comes to smaller packaged food brands. Recent acquisition examples include Halo Top at five times sales and Vega at 5.5 times sales. We lowered our metric to 3x sales since our valuation is based on projected sales and their valuation metrics would have been lower if they were based on future sales. We projected our sales based on our expected online sales, expected scoop shop sales, and expected wholesale sales to retailers and grocery stores. The online sales are based on our online sales from 2020 with no change or growth. The scoop shop sales are based on a 50% decrease from 2020 due to the closure of scoop shops outside of our home market in Nashville. The wholesale sales are based on a wholesale contract currently in negotiation with a retailer. We choose to use three times as our sales multiple due to comparable companies at our stage which we cannot name due to NDAs. We choose a forward sales projection that did not include us deploying growth capital because it is what our sales would be without raising or deploying any new growth capital. In the future, the shares will most likely be valued based on future twelve-month sales but the multiple may change based on the growth rate and comparable transactions by other companies at similar stages.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  NoBaked will use this capital to pay for marketing. This will go towards digital ads on social media platforms and on Google.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  NoBaked will use the funds on influencer partnerships, product sampling, and giveaways, and to increase spend on top of funnel digital ads on social media and search. Our main goal with this marketing is to acquire new customers that have never heard of the NoBaked brand in order to prepare to launch into grocery stores.

- *Company Employment*
  15.0%
  NoBaked plans to hire new members of the team that will help guide and grow the company. This includes a new COO, VP of Marketing, an outsourced CFO, Production Manager, and Customer Service and Sales support staff.

- *Working Capital*
  1.5%
  NoBaked will improve the customer experience by investing in better packaging and web design.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nobakedcookiedough.com/ (https://nobakedcookiedough.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nobaked

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The NoBaked
Company

[See attached]



THE NOBAKED COMPANY
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

THE NOBAKED COMPANY

Years Ended December 31, 2020 and 2019

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of The NoBaked Company
Nashville, Tennessee

We have reviewed the accompanying consolidated financial statements of The NoBaked Company ("the Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 24, 2021

THE NOBAKED COMPANY
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 15,419	$ 18,165
Inventory, net	22,896	16,612
Total current assets	38,315	34,777
Property and equipment, net	167,110	198,524
Deposits	17,617	31,609
Total assets	$ 223,042	$ 264,910
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 59,651	$ 66,405
Accrued expenses - related parties	22,339	40,300
Accrued interest	28,847	14,469
Deferred rent	58,820	51,563
Lease incentive liabilities	84,302	94,759
Payment protection program notes payable, current portion	65,232	-
Notes payable, current portion	111,457	-
Total current liabilities	430,648	267,496
Payment protection program notes payable, noncurrent portion	32,620	-
Notes payable, noncurrent portion	245,603	324,312
Total liabilities	708,871	591,808
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 100,000,000 shares issued and outstanding at December 31, 2020 and 2019	-	-
Additional paid-in capital	42,960	90,356
Accumulated deficit	(528,789)	(417,254)
Total stockholders' equity	(485,829)	(326,898)
Total liabilities and stockholders' equity	$ 223,042	$ 264,910

See independent accountants' review report and accompanying notes to the financial statements.

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Sales, net		
Online	$ 1,158,656	$ 111,840
In-store	509,220	842,545
Delivery and events	110,996	97,691
Refunds/discounts	(21,950)	(14,846)
Total revenue	1,756,922	1,037,230
Cost of goods sold	598,763	239,676
Gross profit	1,158,159	797,554
Operating expenses		
Payroll and related expenses	471,772	475,541
Advertising and marketing	254,314	62,051
Rent	234,813	236,359
General and administrative	210,648	202,915
Depreciation	35,589	25,549
Professional fees	19,767	32,299
Travel	956	6,174
Total operating expenses	1,227,859	1,040,888
Loss from operations	(69,700)	(243,334)
Other income (expense)		
Interest expense	(34,092)	(69,307)
Other income	-	13,849
Other expense	(7,743)	4,083
Total other income (expense)	(41,835)	(51,375)
Net loss before income taxes	(111,535)	(294,709)
Provision for income taxes	-	-
Net loss	$ (111,535)	$ (294,709)

See independent accountants' review report and accompanying notes to the financial statements.

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2020 and 2019

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on December 31, 2018	-	$ -	$ 98,174	$ (122,545)	$ (24,371)
Contributions from owners	-	-	12,201	-	12,201
Distributions to owners	-	-	(20,019)	-	(20,019)
Net loss	-	-	-	(294,709)	(294,709)
Balance on December 31, 2019	-	-	90,356	(417,254)	(326,898)
Contributions from owners	-	-	5,632	-	5,632
Distributions to owners	-	-	(53,028)	-	(53,028)
Net loss	-	-	-	(111,535)	(111,535)
Balance on December 31, 2020	-	$ -	$ 42,960	$ (528,789)	$ (485,829)

See accountants' review report and accompanying notes to the financial statements.

4

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (111,535)	$ (294,709)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation	35,589	25,549
Deferred rent	7,257	37,856
Accretion of lease incentive liability	(10,457)	(4,306)
Changes in operating assets and liabilities:		
Receivables	-	1,500
Inventory	(6,284)	(28,709)
Deposits	13,992	3,682
Accounts payable	(6,754)	(6,172)
Accounts payable - related parties	(17,961)	40,300
Accrued interest	14,378	14,469
Net cash used by operating activities	(81,775)	(210,540)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(4,175)	(47,021)
Net cash used by investing activities	(4,175)	(47,021)
Cash flows from financing activities		
Proceeds from issuance of notes payable	154,005	350,000
Payments of notes payable	(23,405)	(25,688)
Payments of short-term obligations	-	(68,057)
Contributions from owners	5,632	12,201
Distributions from owners	(53,028)	(20,019)
Net cash provided by financing activities	83,204	248,437
Net decrease in cash and cash equivalents	(2,746)	(9,124)
Cash and cash equivalents, beginning	18,165	27,289
Cash and cash equivalents, ending	$ 15,419	$ 18,165
Noncash Financial Information:		
Lease incentive liability	$ -	$ 104,750
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 11,515	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The NoBaked Company ("the Company") was incorporated on December 21, 2020 under the laws of the State of Delaware, and is headquartered in Nashville, Tennessee. The Company was formed as a holding Company for entities operating as the NoBaked Cookie Dough brand, which includes sales of edible cookie dough via online and brick an mortar Scoop Shops in Tennessee, Ohio, Kentucky, and Missouri.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements included the following wholly-owned subsidiaries ("the Subsidiaries"):
- Eat the Dough LLC
- NoBaked Franchising LLC
- NB IP Holding LLC
- NoBaked Middletown LLC
- NoBaked LLC
- NoBaked Deerfield LLC
- NoBaked Edgehill LLC
- NoBaked Germantown LLC

The Company acquired the above subsidiaries through a common control acquisition and as such, the assets and liabilities were acquired at historical cost and the financial statements are presented on a retroactive basis as if the acquisition had occurred as of the beginning of the first period presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue upon delivery of purchased product to customers, as this is deemed the sole performance obligation which is settled upon delivery. The Company has two franchise agreements in which the Company receives monthly royalties, that are recognized when the royalty payments are received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2020 and 2019, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $254,314 and $62,051 in advertising costs, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

At December 31, 2019, the Company was a limited liability company and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Tennessee jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

On December 21, 2020, the Company converted to a corporation and from that date going forward, the Company will assess its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The federal net operating loss carryforward for years after conversion to corporation are subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In May 2020, the FASB issued ASU 2020-05 which extended the implementation date of the new leasing standards. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, the date these financial statements were available to be issued.

On January 27, 2021 and February 11, 2021, the Company executed three and one promissory for total proceeds of $77,473 and $88,641, respectively. The notes were issued pursuant to the Paycheck Protection Program per the CARES Act as passed by the Congress of the United States. The notes bear interest at 1% per annum and mature 5 years from the date of the note.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $528,789 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

<u>Litigation</u>

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

<u>Contingencies</u>

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, members of the Company paid certain Company expense on its behalf. At December 31, 2020 and 2019, the amount of related party accrued expenses outstanding is $22,339 and $40,300, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2020	2019
Leasehold improvements	$ 188,850	$ 184,675
Kitchen equipment	33,021	33,021
Food truck	16,440	16,440
	238,311	234,136
Accumulated depreciation	(71,201)	(35,612)
Property and equipment, net	$ 167,110	$ 198,524

Depreciation expense for the years ended December 31, 2020 and 2019, was $35,589 and $25,549, respectively.

NOTE 6 – STOCKHOLDERS EQUITY

The Company has authorized 100,000,000 shares of $0.00001 par value, common stock at December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, owners of the Company contributed capital for $5,632 and $12,201, respectively, and received distributions of $53,028 and $20,019, respectively.

NOTE 7 – NOTES PAYABLE

During the year ended December 31, 2020, the Company executed five promissory notes pursuant to the Paycheck Protection Program per the CARES Act as passed by the Congress of the United States. The provisions of these loans are as follows at December 31:

	2020	2019
Issued to NoBaked LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	$ 63,315	$ -
Issued to NoBaked Deerfield LLC on May 7, 2020; interest at 1% per annum; matures May 7, 2022.	5,473	-
Issued to NoBaked Edgehill LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	11,059	-
Issued to NoBaked Germantown LLC on May 1, 2020; interest at 1% per annum; matures May 1, 2022.	4,635	-
Issued to NoBaked Middletown LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	13,370	-
Total PPP notes payable	97,852	-
Less: current portion	(65,232)	-
	$ 32,620	$ -

At December 31, 2020 and 2019, the Company has a line of credit with a bank to borrow up to $350,000. The line of credit bears interest at 6% per annum and matures May 2029. At December 31, 2020 and 2019, the outstanding principal balance on the line of credit is $290,383 and $324,312, respectively, and is included as notes payable in the consolidated balance sheets.

During the year ended December 31, 2020, the Company executed a short term note for proceeds of $75,000, with the total amount to be repaid of $82,500. The note is payable daily based on 15% of daily sales. At December 31, 2020 and 2019, the remaining outstanding principal and interest on this short term note are $64,177 and $0, respectively.

Future minimum principal payments for all outstanding notes payable are as follows:

2021	$	176,689
2022		79,900
2023		47,280
2024		47,280
2025		47,280
Thereafter		56,483
	$	454,912

The Company recognized interest expense of $34,092 and $69,307 during the years ended December 31, 2020 and 2019, respectively.

NOTE 8 – OPERATING LEASE

The Company leases retail space in Nashville, Tennessee (Edgehill). The lease agreement commenced March 2019 and expires February 2029 and provides for two five-year renewal options.

The Company leases retail space in Nashville, Tennessee (Germantown). The lease agreement commenced September 2018, and the location was closed and the lease terminated as of October 2020.

The Company leases certain office and retail space in Nashville, Tennessee (Main Office). The lease agreement commenced July 2019 and expires September 2024 and provides for two five-year renewal options.

The Company leases certain retail space in Cincinnati, Ohio (Deerfield). The lease agreement commenced April 2019 and expires March 2029.

The Company leases certain retail space in Louisville, Kentucky (Middlefield). The lease agreement commenced May 2018 and expires July 2023 and provides for one additional 32-month renewal options.

The Company leases certain retail space in Nashville, Tennessee (Cool Springs). This lease has not yet commenced and is expected to begin Spring 2021. The lease will terminate 10 years from the date of commencement.

The Company leases certain retail space in Nashville, Tennessee (Broadway). This lease has not yet commenced and is expected to begin Spring 2021. The lease will terminate three years from the date of commencement.

During the year ended December 31, 2019, the Company recorded $96,055 of leasehold improvements and lease incentive liabilities related to construction allowances included in executed lease agreements. At December 31, 2020 and 2019, remaining lease incentive liabilities associated with construction allowances are $84,302 and $94,759, respectively.

The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2021	$ 200,922
2022	215,944
2023	211,565
2024	184,209
2025	131,776
Thereafter	552,150

For the years ended December 31, 2020 and 2019, the Company recognized rent expense of $217,265 and $218,143, respectively.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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NoBaked Cookie Dough is pending **StartEngine Approval.**

NoBaked Cookie Dough

Amazon's #1 selling cookie dough





NoBaked
COOKIE DOUGH

Website · Nashville, TN · FOOD & BEVERAGE

NoBaked Cookie Dough makes delicious cookie dough that can be eaten raw or baked that has a thriving online store and multiple physical locations.

$0.00 raised

0 Investors	**$9M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In 2020, NoBaked did a $1.75 million in sales, with 66% coming from eCommerce, while YoY online sales went up by 1534%.
- Within one month of launching on Amazon.com, NoBaked became the #1 Best Seller in the Refrigerated Doughs category
- The cookie category was up 5.1%, with $9.3 billion in total sales, during the 52-week period that ended April 19, 2020, while the refrigerated cookie/brownie dough segment grew 9.3% to $571.8 million, during that time



Rapid growth for this delicious dessert company!

In early 2017, Megan Feeman launched the online store for NoBaked Cookie Dough, in Nashville, TN, which quickly transitioned into pop-up shops around the Nashville area. By the fall of 2017, selling in-person had become so successful that Megan and her husband, Jimmy, decided to open a physical storefront. NoBaked has since franchised and has locations across multiple states.



When COVID 19 caused our shops to shut down, we made the decision to pivot, putting all of our marketing efforts toward our eCommerce revenue channel, selling our cookie dough on our website, Amazon.com and Walmart.com. Today, we're now making 71% of our revenue from online sales and we've done a $1.75 million in sales in just the last year. We are now shipping our delicious cookie dough all over the United States!







THE PROBLEM

Most cookie dough on the market is either unsafe or unpleasant to eat

Cookie dough is a delicious sweet treat, loved by many. However, after some internal market research, NoBaked realized there is a lack of safe-to-eat cookie dough options on the market that taste fresh and homemade, and can also be baked.

While other companies model their recipes after regular cookie dough, producing an unfavorable texture and flavor, NoBaked tastes like it was meant to be eaten raw, with no bitter aftertaste or grainy texture.



THE SOLUTION

Cookie dough that's as fresh and homemade-tasting as it is safe-to-eat



NoBaked offers safe-to-eat cookie dough that tastes homemade and can be baked, too, if you prefer! Our dough uses heat-treated flour and no eggs, making it completely safe to eat raw.

Currently we have 8 different varieties of cookie dough along with a rotating seasonal flavor every two months. We have dairy-free and gluten-free options, as well.



THE MARKET

Major growth for a multimillion dollar segment within a multibillion dollar market

The cookie category was up 5.1%, with $9.3 billion in total sales, during the 52-week period that ended April 19, 2020 . Our market segment, the refrigerated cookie/brownie dough segment, grew 9.3% to $571.8 million, during that time period, as well.

The safe-to-eat cookie dough space is a rapidly growing category and is only going to grow larger in the coming years.



cookie category was up

5.1%

total sales in the cookie category

$9.3
billion

refrigerated cookie/brownie dough segment

+9.3%
to
$571.8
million

OUR TRACTION

MAJOR sales growth in the last year, as we pivoted to an online sales focus



$1.75
million

sales in the past year

66%
sales coming from eCommerce

YoY eCommerce sales
+1534%
(2019 vs. 2020)

total sales
+67%
in 2020

Just in the past year, we've done $1.75M in sales, with 66% of sales coming from eCommerce. Our YoY eCommerce sales have increased by 1534% in 2020, and we aim to continue this growth into 2021. Our total sales are up more than 67% in

aim to continue this growth into 2021. Our total sales are up more than 67% in 2020, despite the pandemic and previous shutdowns of our physical locations.


amazon
Walmart
#1
best seller in the Refrigerated Doughs category
NoBaked
COOKIE DOUGH

This year, we also began selling our products on Amazon.com and Walmart.com. Within one month of launching on Amazon.com, we became the #1 Best Seller in the Refrigerated Doughs category.

Our customer email list reached 35,000 subscribers just 6 months after its start and we've seen incredible growth on our Instagram account which was verified in May of 2019, surpassing 50,000 followers in August 2020. We have also been featured by various major press outlets including USA today!

WHAT WE DO

The cookie dough you can eat AND bake!


comes in a jar
safe-to-eat
can be baked

Our product is a cookie dough that you can both eat and bake. It comes in a jar, but tastes like it was made from scratch in your own kitchen! Made with

but tastes like it was made from scratch in your own kitchen. Made with ingredients that leave no bitter taste in your mouth, our safe-to-eat cookie dough is one that actually tastes good. Our delicious product combined with our relatable brand is something you just can't find in your local grocery store.



THE BUSINESS MODEL

Direct-to-consumer online sales focus

Our new business model is a focus on pre-packaged cookie dough sold via eCommerce through our Shopify site, Amazon.com, and Walmart.com. We intend to use the capital from this raise to begin wholesaling our cookie dough to grocery stores, restaurants, and other retailers.

For our online store, our average order is $38.75, average product is $8.00, gross profit (post shipping, fulfillment, and packaging) is $27.60, and customer acquisition cost $12.89. Our contribution margin is $8.09 and lifetime value estimate is $49.13.


average order
$38.75
average product
$8.00
gross profit
$27.60
NoBaked
customer acquisition
$12.89
contribution margin
$8.09







lifetime value estimate
$49.13

HOW WE ARE DIFFERENT

With a cookie dough that checks all the boxes, we prioritize our branding and customer experience



no bitter taste
no grainy texture



Our product and brand are our two biggest differentiators. While there are other companies that sell safe-to-eat cookie dough, from what we have seen, few have a product that can also be baked. Many of our competitors modeled their recipes after regular cookie dough, which caused their product to have an unfavorable texture and flavor. We, on the other hand, created our recipe to taste like it was meant to be eaten, with no bitter aftertaste or grainy texture.





THE VISION

On a mission to make our cookie dough

available in all major grocery stores nationwide





5 year goal

NoBaked on the shelves of every major grocery store in the country

We're working to make our cookie dough available to consumers in all parts of the United States. We have gotten closer to accomplishing that by offering our products on Amazon.com, and Walmart.com, but we want to go even further. Our 5 year goal is to have NoBaked on the shelves of every major grocery store in the country.

OUR LEADERSHIP

CEO, Megan Feeman, has received numerous notable awards for her work



CEO and Founder, Megan Feeman, leads the company with passion and creativity. Megan was honored as 2019 Nashville's 30 under 30, 2019 NEXT Awards Young Entrepreneur of the Year, 2020 Belmont Entrepreneur 100, and has been a featured speaker for TEDx Belmont University. Her husband and Co-Founder, Jimmy Feeman, is responsible for launching the company into the franchise market. His leadership with operations has made for a nearly seamless transition to eCommerce sales in the last year.

Together, Megan and Jimmy lead NoBaked's highly skilled team toward a successful pivot from brick and mortar to eCommerce.



**Megan
Feeman**

FOUNDER/CEO

**Jimmy
Feeman**

COO

WHY INVEST

We showed resilience and grew during the pandemic



We've proven our ability to face challenges and come out stronger. When COVID 19 caused our shops to shut down, we took this challenge and pivoted to massively grow our online sales. By partnering with NoBaked, you're joining forces with a company that has an established brand and well-loved product.

NoBaked has had the advantage of being one of the first companies to enter this market and has the right vision and plan in place to continue as a leader in this category.









March 2017

NoBaked Cookie Dough Launches

NoBaked launches for online ordering and shipping

April 2017

NoBaked Cookie Dough Starts Pop-Up Shops

October 2017

The first storefront opens in Nashville, TN

The first NoBaked scoop shop opens up in Nashville, TN

March 2018

The second storefront opens in Louisville, KY

September 2018

The first franchised location opens in Lexington, KY

The first franchised scoop shop opens in Lexington, KY, followed by Chattanooga, TN and Springfield, MO franchised locations

February 2019

NoBaked's Founder recognized on Nashville's Top 30 Under 30

April 2019

NoBaked is chosen as an official dessert vendor of the NFL Draft

NoBaked serves cookie dough at the NFL Draft in Nashville, TN

March 2020

e-commerce operation and shipping nationwide

December 2020

We hit major revenue and customer served goals

2020 results in the highest revenue NoBaked has seen (100% increase year over year) and over 93,000 customers served.

NoBaked begins selling
cookie dough in
person at pop-up
shops and events

The second NoBaked
scoop shop opens in
Louisville, KY

30 Under 30

Nashville's Top 30
Under 30 recognizes 30
outstanding citizens of
Nashville for their
accomplishments
professional and
personally

We pushed forward
with large scale
manufacturing and
shipping nationwide,
amidst the pandemic
that shut down
storefronts

In the Press

 

SHOW MORE

Meet Our Team





Megan Feeman

CEO & President

*Originally from Louisville, KY, Megan
(Beaven) Feeman, moved to Nashville where
she attended Belmont University and earned
a degree in Music Business. After graduating
in 2015 and working in the Music Industry,
Megan realized more than ever that
entrepreneurship was the path for her.
Combining her love of cookie dough and her
desire to be an entrepreneur, Megan*

Jimmy Feeman

Chief Operations Officer

*Ohio native Jimmy Feeman graduated from
Belmont in 2015 with a Bachelor of Business
Administration in Finance. Prior to NoBaked,
Jimmy worked at Jackson National in the
sales and marketing department. Jimmy was
also a consultant for the Tennessee Treasury
Department. Jimmy's experience combined
with his knowledge of business has lead the
way for NoBaked to grow from a small pop-*

founded NoBaked Cookie Dough in March of 2017. She has been honored as Nashvilles 30 under 30 class of 2019 and the 2019 NEXT Awards Young Entrepreneur of the Year. Though it began as an online store with pop-up shops at local events, followed by scoop shops and franchised locations, NoBaked has grown into a booming e-commerce operation, shipping cookie dough all across the United States. Megan and her husband, Jimmy Feeman, are excited to watch their company continue to grow as they grow their customer base and push into retail shops. In her free time, Megan enjoys traveling with Jimmy and their daughter, Aria, hiking with their dogs, SCUBA diving, and going to concerts.



up into a thriving multi-store operation. When he is not helping Megan run the company, Jimmy enjoys traveling with Megan and their daughter, Aria, craft beer, outdoors activities, cheering on the Cleveland Browns, and going for runs with his dog, Bo.





Lexie Luci

Operations Manager

Born and raised in California, Lexie made her way to Nashville where she graduated from Belmont University in 2015 with a Bachelors of Science, minoring in Psychology. Lexie has always loved working with people and has held many leadership & management positions from the Health & Fitness industry to Churches and non-profit organizations. Being a long time friend and fellow lover of the dough, Lexie found herself working alongside Jimmy & Megan, coordinating HR & Operations for NoBaked. When she's not working, Lexie stays busy as a wife, dog mom, and volunteer in her church and community.



Offering Summary

Company : The NoBaked Company

Corporate Address :	1200 Villa Pl #113, Nashville, TN 37212
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$9,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$500 | Tier 1

Receive a free sample pack + 15% discount for life.

$1,000 | Tier 2

Receive a free sample pack + 20% discount for life.

$2,500 | Tier 3

Free quarterly cookie dough subscription for a year + 20% life-time discount + 5% bonus shares.

$5,000 | Tier 4

Free monthly supply of cookie dough for a year + 20% life-time discount + 10% bonus shares.

$10,000 | Tier 5

Free monthly supply of cookie dough for a year + 20% life-time discount + 15% bonus shares.

$25,000 | Tier 6

Free monthly supply of cookie dough for a year + 20% life-time discount + 20% bonus shares + Trip to Nashville to see the production facility and dinner with the founders.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The NoBaked Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow NoBaked Cookie Dough to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

*Megan & Jimmy in the frame speaking:

The challenges of 2020 ended up being some of the greatest opportunities for NoBaked Cookie Dough. Our company had just turned 3 years old when COVID-19 shut down our scoop shops, which were our core business at the time. We were disappointed, as you would expect, but the situation quickly turned into a positive one. We were able to pivot almost completely to an e-commerce business and were blown away by the renewed traction and the incredible growth. We did almost $2M in sales in 2020 - almost all of that was through e-commerce. Come see for yourself..”

Walking through the doors of our facility and showing the process of the cookie dough being made and boxes being packed

Music for the first 5-10 seconds and then Megan chiming in with:

“Investing in NoBaked gives you the opportunity to be part of the booming industry that’s new and rapidly growing.

Currently, refrigerated cookie dough makes up a 500 million dollar market inside of the Consumer Packaged Goods space that’s growing at a rate of 9% per year. We expect this market to grow to over 800 million dollars in the next 5 years, with the biggest growth being in premium, specialty products - which is exactly what we are.”

Footage of a family eating the cookie dough

Music for the first 5 seconds then Jimmy speaking:

"With the online presence and brand that we’ve built so far, you’d be buying into a recognizable and established company in the edible cookie dough space. We’ve got big plans to launch into grocery stores and make our cookie dough more accessible across the United States. Come join us!”

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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